Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Long Island Iced Tea Corp. on Form S-4 of our report of Cullen Agricultural Holding Corp. and Subsidiaries dated March 28, 2014 with respect to our audits of the consolidated financial statements of Cullen Agricultural Holding Corp. and Subsidiaries as of December 31, 2013 and 2012 and for the years ended December 31, 2013 and 2012 and for the period from June 3, 2009 (inception) through December 31, 2013, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

Melville, NY

January 14, 2015